Exhibit 99.1
Press Release

Cognyte to Announce First Quarter FY2023 Financial Results on June 28, 2022

Herzliya, Israel – June 21, 2022 – Cognyte Software Ltd. (NASDAQ: CGNT) will conduct a conference call on Tuesday, June 28, 2022, at 8:30am ET to review its first quarter fiscal 2023 financial results for the period ending April 30, 2022. An earnings press release will be issued prior to the conference call.

A real-time webcast of the conference call with presentation slides will be available in the Investor Relations section of Cognyte’s website. The conference call can also be accessed live via telephone at (866) 374-5140 (United States) and +1 (404) 400-0571 (International). The Conference ID is 62536546. Please dial in 5-10 minutes prior to the scheduled start time.

About Cognyte Software

Cognyte Software Ltd. is a global leader in investigative analytics software that empowers governments and enterprises with Actionable Intelligence for a Safer World™. Our open software is designed to help governments and enterprises accelerate and improve the effectiveness of investigations. Over 1,000 government and enterprise customers rely on our solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize, and tackle threats to national security, personal safety, business continuity and various forms of criminal activity. Learn more at www.cognyte.com.

COGNYTE, ACTIONABLE INTELLIGENCE, and ACTIONABLE INTELLIGENCE FOR A SAFER WORLD are trademarks of Cognyte Software or its subsidiaries. Cognyte Software and other parties may also have trademark rights in other terms used herein.

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Contact:
Media Relations
Amit Daniel
Cognyte Software
amit.daniel@cognyte.com

Investor Relations
Dean Ridlon
Cognyte Software
IR@cognyte.com